OG 2-27-02



02005028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47290

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


RECEIVED
FEB 2 6 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mutual of Omaha Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha (City) Nebraska (State) 68175-1020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bluvas (402) 351-5770
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1620 Dodge Street, Suite 2000 (Address) Omaha (City) Nebraska (State) 68197 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

3/11/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Bluvas swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of Omaha Investor Services, as of December 31, 2001, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President, Finance and Treasurer

Title

Notary Public


GENERAL NOTARY-State of Nebraska
MONICA L. WELNA
My Comm. Exp. June 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

Statements of Financial Condition and Supplemental Report on Internal Control as of December 31, 2001 and 2000 and Independent Auditors' Report

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 2000
1620 Dodge Street
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 346-0711
(402) 344-0372
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Mutual of Omaha Investor Services, Inc. (the Company), a wholly-owned subsidiary of Mutual of Omaha Holdings, Inc., as of December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial condition of Mutual of Omaha Investor Services, Inc. as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 13, 2002

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash and cash equivalents	$ 706,917	$1,501,926
Receivables:		
Dealer concessions	269,563	277,009
Service fees	792,577	838,451
Other	649,149	435,275
Other assets	91,767	132,916
	$2,509,973	$3,185,577
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to affiliate	$ 66,442	$ 425,013
Accrued expenses and other liabilities	103,887	117,642
Accrued commissions and other compensation	523,949	520,924
Total liabilities	694,278	1,063,579
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000	10,000
Paid in capital	990,000	990,000
Retained earnings	815,695	1,121,998
Total stockholder's equity	1,815,695	2,121,998
	$2,509,973	$3,185,577

The accompanying notes are an integral part of the statements of financial condition.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. NATURE OF OPERATIONS

The Company is a registered securities broker-dealer organized in 1993 and is a wholly-owned subsidiary of Mutual of Omaha Holdings, Inc., which is a wholly-owned subsidiary of Mutual of Omaha Insurance Company (Mutual). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company has a sales and dealer agreement with Pioneer Funds Distributor, Inc., a subsidiary of the Pioneer Group, Inc. This agreement contains provisions regarding exclusive sale of shares of Pioneer Funds, subject to certain exceptions relating to multi-fund sales completed under a clearing agreement with an affiliated broker-dealer, Kirkpatrick, Pettis, Smith, Polian Inc. (KPSP). The Company is also the principal underwriter for variable products registered by Mutual subsidiaries, United of Omaha Life Insurance Company (United), and Companion Life Insurance Company (Companion). The Company operates on a fully-disclosed basis and executes and clears trades through KPSP of Omaha, Nebraska. Therefore, the Company is exempt from the provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes – Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers certificates of deposit and money market mutual funds to be cash equivalents. Total cash equivalents at December 31, 2001 and 2000 are as follows:

	2001	2000
Money market mutual funds	$ 875,912	$ 999,698

Reclassifications – Certain reclassifications have been made to the 2000 statements of financial condition in order to conform with the classifications used in 2001.

Liabilities Subordinated to Claims of General Creditors – There were no borrowings under subordination agreements as of December 31, 2001 and 2000.

3. REGULATORY REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a registered broker-dealer from engaging in securities transactions at a time when its ratio of "aggregate indebtedness" to its "net capital", as those terms are defined by the rule, exceeds 15 to 1 if net capital is less than the minimum required net capital as calculated. At December 31, 2001 and 2000, the Company's net capital, as defined, was $223,193 and $695,362, and its required net capital was $46,285 and $70,905 based on aggregate indebtedness of $694,278 and $1,063,579, respectively.

4. EMPLOYEE BENEFIT PLANS

The Company participates with Mutual and certain subsidiaries (collectively referred to as "the Companies") in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Retirement benefits are based upon years of credited service and final average earnings history.

The Companies also provide certain postretirement medical and life insurance benefits to employees hired before January 1, 1995. Benefits are based upon hire date, age and years of service. The Companies use the accrual method of accounting for postretirement benefits.

	Pension Benefits		Other Benefits	
	December 31,		December 31,	
	2001	2000	2001	2000
	(in thousands)		(in thousands)	
Projected benefit obligation at end of year	$ 584,589	$ 522,431	$ 125,079	$ 98,502
Fair value of plan assets at end of year	507,329	491,447	19,406	14,244
Under funded	(77,260)	(30,984)	(105,673)	(84,258)
Unrecognized prior service costs	(22,415)	(25,425)	(12,026)	(13,028)
Unrecognized net actuarial (gain) loss	173,206	99,711	842	(24,125)
Unrecognized net assets at transition	39	58	-	-
Prepaid (accrued) benefit cost	$ 73,570	$ 43,360	$ (116,857)	$ (121,411)

In accordance with the provisions of SFAS No. 87, *Employers' Accounting for Pensions*, the Companies have recorded a required minimum liability of $87,170,000 at December 31, 2001. A minimum pension liabiilty is required when the actuarial present value of accumulated benefits exceeds the fair value of plan assets and prepaid benefit cost.

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Discount rate	7.50 %	7.75 %	7.50 %	7.75 %
Rate of increase in compensation levels	5.00 %	5.00 %	N/A	N/A
Expected long-term rate of return on plan assets	9.00 %	9.00 %	6.75 %	6.75 %
Health care cost trend rate	N/A	N/A	5.00 %	5.00 %

The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the Companies' postretirement benefit obligation as of December 31, 2001 by approximately $12,300,000. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the Companies' postretirement benefit obligation as of December 31, 2001 by $10,200,000.

Plan assets for the defined benefit plan include United of Omaha Life Insurance Company ("United") (an affiliated company) guaranteed investment contracts of $311,541,000 and $290,801,000 at December 31, 2001 and 2000, respectively. Plan assets for the postretirement benefits plan are invested in a United investment contract.

5. INCOME TAXES

The Company files consolidated federal and state income tax returns with Mutual and certain other of its subsidiaries. The Company has a tax-sharing agreement whereby it pays to Mutual an amount equal to the federal income tax expense which the Company would have incurred had it filed a separate return.

As of December 31, 2001 and 2000, there were no material differences between financial statement and tax basis of assets and liabilities requiring the recognition of deferred tax assets or liabilities.

6. CONTINGENCIES

The Company is involved in various legal actions arising from the normal conduct of business. Management believes that the outcome of these proceedings will not have a material effect on the financial condition of the Company.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

In planning and performing our audits of the statements of financial condition of Mutual of Omaha Investor Services, Inc. (the Company) at December 31, 2001 and 2000, (on which we have issued our report dated February 13, 2002) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statements of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Omaha, Nebraska
February 13, 2002